AB
3/3

[redacted]

10028881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8585 E. HARTFORD DRIVE SUITE 118
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8800 E. RAINTREE DR. #210 (Address) SCOTTSDALE (City) ARIZONA (State) 85260 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Dec. 28, 2013

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of ArMA Financial Services, Inc.:

We have audited the accompanying statement of financial condition of ArMA Financial Services, Inc. (an Arizona corporation) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

ArMA Financial Services, Inc. has not consolidated ArMA Membership Benefits, Inc., an affiliate that, in our opinion, should be consolidated in order to conform with accounting principles generally accepted in the United States. ArMA Membership Benefits, Inc. is a variable interest entity that would require consolidation in accordance with ASC Topic 810 Consolidations The effect of not consolidating this entity is not reasonably determinable without the performance of significant additional analysis and as such, the effect on the financial position and results of operations of ArMA Financial Services, Inc. at December 31, 2009 and the year then ended cannot be quantified.

In our opinion, except for the effects of not consolidating ArMA Membership Benefits, Inc. as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis, and is not a required part of the financial statements. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Scottsdale, Arizona
February 17, 2010

ARMA FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	167,223
Management fees receivable		167,556
Total current assets		334,779
INTANGIBLE ASSETS		
Goodwill		149,034
Royalty		24,220
Trademark license		20,125
Total intangible assets		193,379
DEFERRED TAX ASSET		78,033
GUARANTEE DEPOSIT		50,000
OTHER ASSETS		5,946
TOTAL ASSETS	$	662,137
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	1,703
Notes payable, current portion		45,203
Deferred tax liability		71,842
Total current liabilities		118,748
NOTES PAYABLE, net of current portion		24,172
TOTAL LIABILITIES		142,920
STOCKHOLDERS' EQUITY		
Common stock - no par value; 2,000 shares authorized 2,000 shares issued and outstanding		20,000
Additional paid in capital		91,137
Retained earnings		408,080
TOTAL STOCKHOLDERS' EQUITY		519,217
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	662,137

The accompanying notes are an integral part of these financial statements.

ARMA FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	AMOUNT	% OF REVENUE
Commissions	$ 1,090,939	55%
Management fees	892,130	45%
Other	1,356	0%
Total revenue	1,984,425	100%
EXPENSES		
Amortization	29,520	1%
Clearing costs	209,394	11%
Interest	8,698	0%
Management fees paid to affiliate	1,795,500	90%
Other	10,944	1%
Quotations and research	37,278	2%
Total expenses	2,091,334	105%
LOSS BEFORE (BENEFIT) OF INCOME TAXES	(106,909)	-5%
(BENEFIT) OF INCOME TAXES	(44,872)	-2%
NET LOSS	$ (62,037)	-3%

 The accompanying notes are an integral part of these financial statements.

ARMA FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE AT DECEMBER 31, 2008	2,000	$ 20,000	$ 91,137	$ 470,117	$ 581,254
NET LOSS				(62,037)	(62,037)
BALANCE AT DECEMBER 31, 2009	2,000	$ 20,000	$ 91,137	$ 408,080	$ 519,217

ARMA FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE AT DECEMBER 31, 2008	$ -
ACTIVITY	-
BALANCE AT DECEMBER 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

ARMA FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	1,971,468
Cash received for interest and dividend income		2,823
Cash paid for management fees and other expenses		(2,054,125)
Interest paid		(8,698)
State tax refund		4,944
Net cash used in operating activities		(83,588)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable		(41,316)
Net cash used in financing activities		(41,316)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(124,904)
CASH AND CASH EQUIVALENTS, beginning of year		292,127
CASH AND CASH EQUIVALENTS, end of year	$	167,223
RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:		
Net Loss	$	(62,037)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Amortization		29,520
Unrealized loss on investment		1,467
Deferred taxes		(44,922)
Decrease in:		
Prepaid income taxes		4,944
Accounts payable		(959)
Increase in:		
Management fees receivable		(11,601)
NET CASH USED IN OPERATING ACTIVITIES	$	(83,588)

1. ORGANIZATION

ArMA Financial Services, Inc. ("the Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning. The Company and its Affiliate were wholly owned subsidiaries of Arizona Medical Association, Inc. ("ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. (the "Affiliate") provides the Company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, the common stock of both the Company and its Affiliate was sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 to be paid by the Company and the Affiliate over the next ten years for continued use of the Company's and Affiliate's name. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its Affiliate existing at the purchase date. Notes payable associated with these obligations have been recorded net of an imputed discount of 9% and allocated equally between the Company and its Affiliate. The purchase price has been allocated equally between the Company and its Affiliate as to the tangible assets, goodwill and other intangible assets.

The Affiliate is related through common controlling ownership and management. The Affiliate has no other substantial operations other than providing management and administrative services to the Company. In accordance with accounting principles generally accepted in the United States, the Affiliate should be consolidated in these financial statements as prescribed by ASC Topic 810 Consolidations. Management has elected not to consolidate the Affiliate in these financial statements. The effect of not consolidating the Affiliate has not been determined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. Bank balances did not exceed the $250,000 Federal Deposit Insurance Corporation's insurance limit at December 31, 2009. Cash balances maintained at an investment company are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000, and are also additionally protected by supplemental coverage carried by the investment company. Cash balances held by an investment company did not exceed insured limits at December 31, 2009.

Accounts Receivable: Management believes that all management fees receivable at December 31, 2009 are collectible, and as such, has not provided an allowance on these amounts. The Company determines any required allowance by considering a number of factors including the length of time accounts receivable are past due and the Company's previous loss history. The Company records a reserve account for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Commissions: Securities transactions and related commission income and expenses are recorded on a settlement date basis. Payment of commissions to the Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management Fees: The Company provides an option whereby customers can pay a fixed management fee ranging from one quarter of one percent to two percent of their assets under management per annum paid quarterly with no commission depending on the type and size of the portfolio.

Guarantee Deposit: Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets: As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to an asset associated with royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line basis over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization. Management conducted an annual impairment analysis and believes that there has been no impairment of the valuation of the Company's goodwill or intangible assets as of December 31, 2009. Management also believes that the current estimate of the useful lives of intangible assets is still reasonable and valid.

Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The Company adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, "*Income Taxes*", relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax position only if it more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments: Financial instruments consist primarily of cash and cash equivalents, management fees receivables and notes payable. Cash and cash equivalents are stated at cost which approximates fair value. The carrying amount of management fees receivables approximates fair value due to the short-term maturities of the instrument. The carrying amount of notes payable approximates fair value as the notes have been discounted using market rates of interest.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Recent Accounting Pronouncements: Financial Accounting Standards Board (FASB) Codification – On July 1, 2009, the FASB Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for interim and annual periods ended after September 15, 2009.

Subsequent Events: Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognized in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 17, 2010, which is the date the financial statements were available for issue.

3. INTANGIBLE ASSETS:

Following is a summary of intangible assets subject to amortization:

Intangible assets subject to amortization:		
Royalty	$	161,410
Trademark license		133,855
		295,265
Less:accumulated amortization		250,920
Net intangible assets subject to amortization		44,345
Goodwill		149,034
Total intangible assets	$	193,379

Amortization expense was $29,520 for the year ended December 31, 2009.

Future annual amortization expense will be as follows:

Year Ended December 31,		
2010	$	29,520
2011		14,825
Total	$	44,345

4. NOTES PAYABLE

Notes payable consist of the following at December 31, 2009:

Note payable to ArMa, Inc.; original amount of $161,410; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	$ 56,367
Note payable to ArMa, Inc.; original amount of $133,855; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	13,008
	69,375
Less: current portion	(45,203)
Long-term portion	$ 24,172

Future maturities of long-term debt are as follows:

Year Ended December 31,	
2010	$ 45,203
2011	24,172
Total	$ 69,375

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 ("the Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2009, the Company had net capital of $146,443 of which $141,443 was in excess of its required net capital. At December 31, 2009, the Company's aggregate indebtedness to net capital ratio was .49 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

The Company is the lessee on a lease of its office space which expired in December 2009. The lease called for monthly rental payments of $7,755. The Company increased their rental space in January 2010 and is continuing to lease on a month to month basis at a rate of $10,066 per month. The Company effectively pays rent to its Affiliate as a component of the management fee discussed in Note 7.

Certain payroll related obligations are established through agreements with personnel and the Affiliate. Those obligations will ultimately be paid by proceeds from management fees paid by the Company to the Affiliate.

7. RELATED PARTY TRANSACTIONS

The Company has an arrangement with its affiliate, ArMA Membership Benefits, Inc., whereby the Company pays the Affiliate a discretionary management fee for use of all personnel and management of administrative matters. Management fees paid to ArMA Membership Benefits, Inc., totaled $1,795,500 for the year ended December 31, 2009.

8. INCOME TAXES

The following table presents the current and deferred income tax provision (benefit) for federal and state income taxes:

		2009
Current tax provision		
Federal	$	-
State		50
Total Current Tax Expense		50
Deferred tax benefit		
Federal		(38,348)
State		(6,574)
Total Deferred Tax Benefit		(44,922)
Benefit of Income Taxes	$	(44,872)

The actual income tax expense differs from the "expected" income tax expense (computed by applying the corporate federal tax rate of 35% to U.S. income before income taxes), primarily due to state taxes.

Current income taxes are based upon the year's taxable income for federal and state tax reporting purposes. Deferred income taxes are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

8. INCOME TAXES (CONTINUED)

Significant components of the net deferred tax assets and liabilities at December 31, 2009 are as follows:

		2009
Deferred Tax Assets:		
Net operating carryforwards	$	77,339
Other		694
Total Deferred Tax Assets		78,033
Deferred Tax Liabilities:		
Management fee		70,374
Other		1,468
Total Deferred Tax Liabilities		71,842
Net Deferred Taxes	$	6,191

In assessing the realizability of deferred tax assets of $78,033 at December 31, 2009, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the Company's historical taxable income management believes it is more likely than not that the Company's future taxable income will be sufficient to realize the benefit of the remaining deferred tax assets existing at December 31, 2009.

At December 31, 2009, the Company had net operating loss carry-forwards of approximately $184,140 for federal and state tax purposes which will begin to expire in 2023 and 2010, respectively.

8. INCOME TAXES (CONTINUED)

As of the January 1, 2009 date of adoption and as of December 31, 2009, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. There were no interest and penalties accrued for the years ended December 31, 2009. The Company files consolidated U.S. federal and state income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for years before 2006 for its federal filings and 2005 for its Arizona filings.

* * * * * * *

SUPPLEMENTARY INFORMATION

ArMA FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1
AS OF DECEMBER 31, 2009

NET CAPITAL			
Total stockholders' equity		$	519,217
Additions:			
Deferred tax liabilities related to nonallowable assets	70,374		
Liabilities subordinated to claims of general creditors	-		
			70,374
Deductions:			
Nonallowable assets:			
Management fees receivable	167,556		
Intangible assets	193,379		
Deferred income taxes	78,033		
			438,968
Haircuts on securities			4,180
Net Capital		$	146,443
AGGREGATED INDEBTEDNESS			
Total liabilities		$	142,920
Less: nonaggregate indebtedness liabilities			71,842
Aggregate indebtedness		$	71,078
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement, aggregate indebtedness method		$	4,734
Mimimum net capital requirement pursuant to rule 15c3-1		$	5,000
EXCESS NET CAPITAL		$	141,443
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			48.54%

ArMA FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF DECEMBER 31, 2009

The Company operates pursuant to the (K)(2)(i) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 17, 2010

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 17, 2010

ARMA FINANCIAL SERVICES, INC.

Financial Statements as of

December 31, 2009

And Independent Auditors' Report